06012391

NORILSK NICKEL

MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

RECEIVED
2006 APR 10 P 12:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

22, Voznesensky Per., Moscow 125993. Phone: (495) 787 76 67. Fax: (495) 785 58 08. E-mail: gmk@nornik.ru

5.04.2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549-0302

SUPPL

mmc

82-4270

Re: **OJSC ~~Mining and Metallurgical Company~~ Norilsk Nickel (SEC File No. ~~82-5167~~)** Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of OJSC Mining and Metallurgical Company Norilsk Nickel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the documents listed below, which constitutes information that the Company has recently made public pursuant to the laws of the Russian Federation:

1. Press release dated March 31, 2006: The first compliance audit of the Polar Division quality management system is completed

2. Statement of material fact dated March 30, 2006: Information on facts resulting in nonrecurrent increase (decrease) of more than 10% in the Issuer's net income (loss)

The above-listed document is available on the Company's website (www.nornik.ru) in both Russian and English.

If you should have any questions or comments, please call the undersigned at +7 495 755 67 33 or +7 495 786 83 20.

Very truly yours,

Dmitry Usanov

Head of Investor Relations
MMC Norilsk Nickel

PROCESSED
APR 11 2006
THOMSON FINANCIAL

dw 4/11

NORILSK NICKEL

31.03.2006

The first compliance audit of the Polar Division quality management system is completed

The international audit company BVQI has carried out the first compliance audit of the Quality Management System (QMS) at MMC Norilsk Nickel's Polar Division.

The first compliance audit covered Copper Plant, Supply Section, Mining, Metallurgical and Experimental Research Centre as well as some functional divisions in charge of production, engineering, mechanics, industrial automation, procurement and customs regulations, human resources and social policy, administrative development.

The audit has indicated such strong points of the system as competence and high qualification of employees, systematic personnel training, improving personnel motivation; sound production automation and IT development; well-adjusted process control; fast decision-making in handling non-compliant products. The auditors also have their recommendations as for areas where the efficiency of quality management may be improved.

In September 2005 the quality management system of the Polar Division was certified under ISO 9001:2000 with regard to nickel, copper and cobalt production, and accredited in the UK, Netherlands, Germany and the USA. 'Regular compliance audits are common practice, and they help in the continuous development and improvement of the existing management systems. And besides, it's a way to prove their viability and efficiency', said Jacques Rozenberg, Deputy General Director and Member of the Management Board of MMC Norilsk Nickel.

According to Vladimir Bondarenko, the leading BVQI auditor, the implemented QMS is functioning under ISO 9001:2000 requirements, with documentation, activities, personnel qualification and equipment compliant to the standard.

The compliance audit of the Integrated Quality and Environmental Management System will be carried out in the Corporate Centre of MMC Norilsk Nickel (Moscow) in June of 2006.

For further information please contact:

Jacques Rozenberg
Deputy General Director
Member of the Management Board
Company representative with regard to the Integrated quality management system and Environmental management system (IQMS &EMS)
Ph. (495) 786 83 35

STATEMENT OF MATERIAL FACT: INFORMATION ON FACTS RESULTING IN NONRECURRENT INCREASE (DECREASE) OF MORE THAN 10% IN THE ISSUER'S NET INCOME (LOSS)

1. General information	
1.1. Full name of the Issuer	*Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel*
1.2. Abbreviated name of the Issuer	*OJSC MMC Norilsk Nickel*
1.3. The Issuer's location	*Dudinka, Taimyr (Dolgan-Nenets) Autonomous District, Russian Federation*
1.4. Primary State Registration Number of the Issuer	*1028400000298*
1.5.The Issuer's Taxpayer Identification Number:	*8401005730*
1.6. The Issuer's Unique Code given by the registering body:	*40155-F*
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/shareholders/information_disclosure/
1.8. Name of the periodical(s) used by the Issuer to publish information:	*"Zapolyarny vestnik" newspaper, "Appendix to the Federal Financial Markets Service Newsletter "*
1.9. Code(s) of material fact (s)	*0340155F30032006*

2. Subject matter of the information

2.1. Fact(s) that resulted in nonrecurrent increase of more than 10% in the Issuer's net income (loss):

the increase of net income in 4Q2005 as compared to that of 3Q2005 is the result of the following fact: 4Q2005 operating expenses include a positive difference in the value of the Issuer's investments in marketable securities as estimated on 31.12.2005 and that of the previous estimation date;

2.2. Date of the fact(s) resulting in nonrecurrent increase of more than 10% in the Issuer's net income (loss): ***March 30, 2006.***

2.3 The Issuer's net income (loss) for the reporting period (quarter, year) preceding the reporting period when the fact(s) occurred: ***RUB 14 524 419 thousand.***

2.4. The Issuer's net income (loss) in the reporting period when the fact(s) occurred: ***RUB 18 731 936 thousand.***

2.5. Change in the Issuer's net income (loss): ***RUB 4 207 517 thousand or 28.97%***

Representative of MMC Norilsk Nickel — Morozov D.S.
(Power of Attorney No. ГМК-115/26-нт of 22.12.2005)

Chief Accountant — Lisitsyna L.V.

March 30, 2006